Exhibit 99.24

THIS IS A COVER PAGE ONLY. IF YOU WISH TO VIEW EXHIBIT “A” TO

THE AFFIDAVIT OF GORDON MARON CLICK HERE.

THIS IS EXHIBIT “A” REFERRED TO IN THE

AFFIDAVIT OF

GORDON MARON